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                                                       OMB APPROVAL       OMB
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                                                       Number:        3235-0145
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               TNR TECHNICAL, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                     872595
                         -------------------------------
                                 (CUSIP Number)

           Steven Morse, Esq., Lester Morse P.C., 111 Great Neck Rd.,
                      Great Neck, NY 11021 (516-487-1446)
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 3, 2001
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement 9. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                    CUSIP NO.: 872595                   PAGE 2

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Wayne Thaw SS# ###-##-####; Kathie Thaw SS# ###-##-####
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                     (b) / /

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /


--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------

 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                  97,592
  OWNED BY            ----------------------------------------------------------
   EACH               8       SHARED VOTING POWER
 REPORTING
  PERSON
  WITH                ----------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                              97,592
                     -----------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               97,592
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /

         55,228 shares owned by Norman Thaw and 21,525 shares owned by
         Mitchell Thaw.
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                     CUSIP NO.: 872595                   PAGE 3

Item 1.  Security and Issuer

                  This statement relates to the shares of Common Stock, of TNR Technical, Inc. (the "Issuer"). The Issuer's principal executive office is located at 301 Central Park Drive, Sanford, FL 32771.

Item 2.  Identity and Background

         I.       (a)      Wayne Thaw

                  (b)      301 Central Park Drive, Sanford, FL 32771

                  (c)      President of Issuer

                  (d)      Not applicable

                  (e)      Not applicable

                  (f)      U.S.A.

         II.      (a)      Kathie Thaw

                  (b)      301 Central Park Drive, Sanford, FL 32771

                  (c)      Vice President of Issuer

                  (d)      Not applicable

                  (e)      Not applicable

                  (f)      U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

                  Personal Funds

Item 4.  Purpose of Transactions

                  Wayne Thaw and Kathie Thaw presently beneficially own 32% of the issued and outstanding shares of Common Stock of the Issuer. Wayne Thaw was granted 23,000 options by the Issuer on December 3, 2001 in consideration of his employment services to the Issuer.

                  (a) - (j)         None.



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                                     CUSIP NO.: 872595                   PAGE 4


Item 5.  Interest in Securities of the Issuer

                  (a) - (b) As of December 3, 2001, the Issuer has 258,829 shares issued and outstanding, 97,592 shares or 32% of which are directly and beneficially owned by Wayne Thaw and Kathie Thaw. The 97,592 shares include options to purchase 46,000 shares. With respect to the 97,592 shares, Wayne Thaw and Kathie Thaw have the sole power to vote and dispose of these shares and do not share this power to vote or to dispose of these shares with any other person or entity.

                  (c) On December 3, 2001, Wayne Thaw was granted by the Issuer options to purchase 23,000 shares exercisable at $6.80 per share until the close of business on December 3, 2011.

                  (d) - (e)  Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  Not Applicable.

Item 7.  Materials to be filed as Exhibits

                  Not applicable

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2001

Reporting Person: Wayne Thaw


Signature:               /s/ Wayne Thaw
           --------------------------------------------
                             Wayne Thaw


Reporting Person:  Kathie Thaw

Signature:              /s/ Kathie Thaw
            ---------------------------------------------
                            Kathie Thaw